UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number 0-28584

Check Point Software Technologies Ltd.

(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322, 333-240141, 333-276518, 333-278473, 333-285866, 333-290131 and 333-294763.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

5 Shlomo Kaplan Street

Tel Aviv 6789159, Israel

PROXY STATEMENT

______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 2, 2026

We invite you to attend the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point” or the “Company”). The meeting will be held on September 2, 2026, at 5:00 P.M. (Israel time), and thereafter as it may be adjourned or postponed from time to time, at Check Point’s principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

We are sending you this Proxy Statement because you hold Check Point ordinary shares. Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to elect seven directors – we are proposing to reelect six current non-outside directors, and to elect one new independent director;

(2)	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2025 consolidated financial statements;

(3)	as required by Israeli law, to approve the compensation for our Chief Executive Officer;

(4)	as required by Israeli law, to approve the compensation for the Executive Chair of our Board of Directors; and

(5)	as required by Israeli law, to approve the compensation for the Lead Independent Director.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by September 2, 2026, at 6:59 A.M. (Israel time), which is September 1, 2026, at 11:59 P.M. (Eastern daylight time). By signing and returning the proxy card you are confirming that you are not a “controlling shareholder” and do not have a “personal interest” in any proposed resolution, unless you specifically deliver to us a notice in writing stating otherwise, no later than September 2, 2026 at 6:59 A.M. (Israel time), which is September 1, 2026 at 11:59 P.M. (Eastern daylight time), to the attention of Check Point’s General Counsel, at our registered office in Israel, 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

 Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on July 16, 2026 (the “Record Date”). You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date. We will commence mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about July 22, 2026, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of external solicitors and of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of banks, brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Required Vote and Quorum

On July 16, 2026, we had outstanding 102,100,634 ordinary shares.  Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of the proposals in Items 3 and 5.  In order for each of these proposals to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of such proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for Items 3 and 5 is deemed to confirm to Check Point that such shareholder does not have a personal interest in such items and is not a controlling shareholder, unless such shareholder had delivered to us a notice in writing stating otherwise, no later than September 2, 2026 at 6:59 A.M. (Israel time), which is September 1, 2026 at 11:59 P.M. (Eastern daylight time), to the attention of Check Point’s General Counsel, at our registered office in Israel, 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold ordinary shares representing more than 50% of the voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week, to the same day, time and place, or to a day, time and place proposed by the Chair of our Board of Directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of ordinary shares they hold or represent. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals to be presented at the meeting).

If a shareholder holds ordinary shares through a bank or broker it is critical for that holder to cast a vote if that holder wants its shares to count. Please note that a shareholder’s bank or broker can no longer vote uninstructed shares in the election of directors on a discretionary basis. Thus, if a shareholder holds ordinary shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf except with respect to the proposal in Item 2 below. The shareholder’s bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment and compensation of Check Point’s independent registered public accounting firm (Item 2 of this Proxy Statement).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 5 below.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; Executive Compensation

The following table shows information as of July 16, 2026 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group. The information in the table below is based on 102,100,634 ordinary shares outstanding as of July 16, 2026.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options/RSUs/PSUs (3)	Exercise prices of options	Dates of expiration of options
Gil Shwed (4)	26,692,408	25.7%	1,825,000	$122.12 - $173.21	8/2/2027 - 10/30/2031
Massachusetts Financial Services Company (5)	7,937,229	7.2%
All directors and officers as a group (12 persons including Mr. Shwed)(4)	27,159,879	26.0%	2,220,243	$122.12 - $191.47	8/2/2027 - 9/2/2032

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after July 16, 2026, and restricted share units and performance share units that vest within 60 days after July 16, 2026.

(2)	If a shareholder has the right to acquire shares by exercising stock options or the vesting of restricted share units or performance share units, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of shares subject to stock options that were immediately exercisable or are exercisable within 60 days from July 16, 2026, and restricted share units and performance share units that vest within 60 days after July 16, 2026.

(4)	The address for Mr. Shwed is c/o Check Point Software Technologies Ltd., 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel. Except as may be provided by applicable community property laws, Mr. Shwed has sole voting and investment power with respect to his ordinary shares. The share amount and holding percentage include unexercised stock options. Without such unexercised stock options, the 24,867,408 issued ordinary shares held by Gil Shwed represented 24.4% of the outstanding ordinary shares and voting rights as of July 16, 2026.

(5)	As of December 31, 2025, based on information contained in Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on January 28, 2026. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

The annual compensation earned during 2025 by our five most highly-compensated executive officers in Israel is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on March 31, 2026, a copy of which is available on our website at www.checkpoint.com.

ITEM 1 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

Our Board of Directors currently consists of nine directors: Gil Shwed (Executive Chair), Nadav Zafrir (Chief Executive Officer), Yoav Z. Chelouche (Lead Independent Director), Dafna Gruber, Tzipi Ozer-Armon, Ray Rothrock, Dr. Tal Shavit Shenhav, Jill Smith and Jerry Ungerman. Three of these directors, Yoav Z. Chelouche, Dafna Gruber and Ray Rothrock, are our “outside directors” under Israel’s Companies Law. The term of office of Ray Rothrock, a member of our Board since 1995, is ending at the meeting and he is not standing for reelection at the meeting.

You are being asked at this time to reelect six of our current directors who are not outside directors: Gil Shwed, Nadav Zafrir, Tzipi Ozer-Armon, Dr. Tal Shavit Shenhav, Jill Smith and Jerry Ungerman, and to elect Yoram Tietz as a new independent director to replace Ray Rothrock.

The term of office of our other two outside directors, Yoav Z. Chelouche and Dafna Gruber, expires in 2027, and they are not standing for reelection at the meeting.

If all nominees for election to our Board of Directors are elected, the Board shall consist of nine directors, including two outside directors.

Our Board of Directors has determined that each current member of our Board of Directors, with the exception of Gil Shwed and Nadav Zafrir, is an independent director under the applicable Nasdaq regulations and Israel’s Companies Law, including all members of our Board of Directors’ Audit Committee, Compensation Committee and Nominating, Sustainability and Corporate Governance Committee. The Board of Directors has also determined that Mr. Tietz, our nominee, qualifies as an independent director under the applicable Nasdaq regulations and Israel’s Companies Law.

In accordance with Israel’s Companies Law, each member of our Board of Directors, has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the committees of our Board of Directors on which they serve.

Nominees for Director

The Nominating, Sustainability and Corporate Governance Committee of our Board of Directors, which consists of Jill Smith (Chair), Tzipi Ozer-Armon and Dr. Tal Shavit Shenhav, recommended that the seven nominees be elected to our Board of Directors at the meeting.

Our Board of Directors approved this recommendation. Each director who is elected at the meeting (other than the outside directors) will serve until next year’s annual general meeting of shareholders.

Biographical information concerning all director nominees, as well as our two outside directors who are not standing for reelection at the meeting, is set forth below:

Gil Shwed is the founder of Check Point and Executive Chair of the Board of Directors. Mr. Shwed served as the Chief Executive Officer from Check Point’s inception through December 2024, and Mr. Shwed previously served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the prestigious Israel Prize for his contributions to the Israeli technology industry.

Nadav Zafrir, Chief Executive Officer of Check Point since December 2024, brings thirty years of experience in management, leadership, and technology innovation. Mr. Zafrir was previously the co-founder and Managing Partner of Team8 Labs Ltd., a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cyber security, data, fin-tech, enterprise software, and infrastructure, since 2014. Prior to founding Team8, Nadav spent 20 years in the Israel Defense Forces. He served as Commander of Unit 8200, Israel’s elite military technology unit, where he established the Israel Defense Forces Cyber Command. Mr. Zafrir was a director of SolarEdge Technologies, Inc. from 2019 until 2025. He holds an LLB from the Interdisciplinary Center Herzliya and an Executive MBA from the Kellogg – Recanati program of the Kellogg Graduate School of Business at Northwestern University in Chicago and the Recanati School of Business at Tel Aviv University.

Yoav Z. Chelouche has served on our board of directors since 2006 and as our Lead Independent Director since December 2024. Mr. Chelouche has also served as one of our outside directors under Israel’s Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital (Aviv) since August 2000. Before joining Aviv, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corporation (“Scitex”), a world leader in digital imaging and printing systems, from December 1994 until July 2000. Prior to that, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and, until 2015, Co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high-tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd., Malam Team Ltd., and until February 2024 served as an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Dafna Gruber has served on our board of directors since 2024 and as one of our outside directors under Israel’s Companies Law. From 2007 to 2015, Ms. Gruber served as Chief Financial Officer of NICE Ltd., a publicly traded company listed on Nasdaq and TASE, where she was responsible, inter alia, for finance, operations, MIS and IT, legal affairs, and investor relations. From 1996 to 2007, Ms. Gruber held various senior finance roles at Alvarion Ltd., then a publicly traded company listed on Nasdaq and TASE, primarily serving as Chief Financial Officer. From 2016 to 2024, Ms. Gruber served as Chief Financial Officer of several private companies, including Netafim Ltd., Aqua Security Ltd., and Clal Industries Ltd. Ms. Gruber currently serves as an Independent or External Director at ICL Group Ltd. and Cellebrite DI Ltd., and previously served as a board member of several publicly traded technology companies. Ms. Gruber is a Certified Public Accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University.

Tzipi Ozer-Armon has served on our board of directors since 2023. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. since May 2012. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Corporation. Previously, Ms. Ozer-Armon also served as VP & General Manager of MSystems Ltd. Ms. Ozer-Armon is a director of ICL Group Ltd. and was previously a director of Strauss Group Ltd. Ms. Ozer-Armon holds a B.A. magna cum laude in Economics and an M.B.A. degree majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

Dr. Tal Shavit Shenhav has served on our board of directors since 2000. Dr. Shavit Shenhav is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of such company’s activities. Dr. Shavit Shenhav consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Jill D. Smith has served on our board of directors since 2023. Ms. Smith brings more than 25 years of international leadership experience, including 17 years as chief executive officer of private and public companies in the technology and information services markets. Ms. Smith previously served as the President and Chief Executive Officer of Allied Minds plc, an IP commercialization company, from March 2017 through June 2019, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services. Ms. Smith started her career as a consultant at Bain & Company, Inc., where she rose to become a Partner. She subsequently joined Sara Lee Corporation as Vice President and went on to serve as President and Chief Executive Officer of eDial, a VoIP collaboration company, and of SRDS, a business-to-business publishing firm. She also served as Chief Operating Officer of Micron Electronics, and co-founded Treacy & Company, a consulting and boutique investment business. Ms. Smith currently serves as a director of MDA Space Ltd., Securitas AB and Evolent Health, Inc., Octave Intelligence plc., and was previously a director of R1 RCM Inc.

Yoram Tietz serves as a Senior Advisor at General Atlantic, a leading global growth equity firm, where he provides strategic support and advice to the firm’s investment platform in Israel. He also serves as a member of the Board of Directors of SolarEdge Technologies. Until his retirement at the end of 2022, Yoram served for 15 years as Managing Partner of Ernst & Young Israel (EY). Beginning in 2000, he led the firm’s high-tech practice, advising and supporting many of Israel’s leading founders, entrepreneurs, and CEOs. Alongside his business activities, Mr. Tietz is deeply engaged in philanthropic and community initiatives. He serves as Chairman of the Friends of Sheba Medical Center, advises Sheba’s management on innovation and organizational transformation, and serves as a director of Sheba Impact Ltd., Sheba’s technology transfer office. He also serves as Chairman of Birthright Israel Excel and serves as a director of HaShomer HaChadash. Mr. Tietz holds a degree in Economics and Accounting from Tel Aviv University.

Jerry Ungerman has served on our board of directors since 2005 and served as the chairman of the board of directors from August 2020 through December 2024, after serving as Vice Chairman of our board of directors from 2005 until August 2020. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems, a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp., a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

Proposal

We are proposing to adopt the following resolutions:

RESOLVED, that Gil Shwed be reelected to the Board of Directors of Check Point until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law;

FURTHER RESOLVED, that Nadav Zafrir be reelected to the Board of Directors of Check Point until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law;

FURTHER RESOLVED, that Tzipi Ozer-Armon be reelected to the Board of Directors of Check Point until the 2027 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law;

FURTHER RESOLVED, that Dr. Tal Shavit Shenhav be reelected to the Board of Directors of Check Point until the 2027 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law;

FURTHER RESOLVED, that Jill D. Smith be reelected to the Board of Directors of Check Point until the 2027 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law;

FURTHER RESOLVED, that Yoram Tietz be elected to the Board of Directors of Check Point until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law; and

FURTHER RESOLVED, that Jerry Ungerman be reelected to the Board of Directors of Check Point until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with Check Point’s Articles of Association or Israel’s Companies Law.

Vote Required

See “Required Vote and Quorum” above.

ITEM 2 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION OF OUR

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; REVIEW AND DISCUSSION

OF OUR 2025 CONSOLIDATED FINANCIAL STATEMENTS

Our Board of Directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2026. Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2025 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2025, including our 2025 audited consolidated financial statements, is available on our website at www.checkpoint.com. To have a printed copy mailed to you, please contact our Investor Relations department at Check Point Software Technologies, Inc., 100 Oracle Parkway, Suite 800, Redwood City, CA 94065 U.S.A., Attention: Investor Relations; Telephone: 650-628-2000, email: ir@checkpoint.com.

As set forth in Item 16C of our Annual Report on Form 20-F for the year ended December 31, 2025, the following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global during the year ended December 31, 2025 (in millions):

	Year ended December 31, 2025
Audit fees (1)	$1.1	55%
Audit-related fees (2)	0.5	25%
Tax fees (3)	0.4	20%
All other fees (4)	--	--
Total	$2.0	100%

_______________________

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	“Audit-related fees” are fees for professional services, mainly related to the Convertible Note Offering and due diligence work.

(3)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

(4)	“All Other Fees” are fees for products and services other than those described above. For the fiscal year ended December 31, 2025, there were no fees for products or services other than those described above.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting firm for the fiscal year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors of Check Point (or, the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.

Vote Required

See “Required Vote and Quorum” above.

ITEM 3 – PROPOSAL TO APPROVE COMPENSATION FOR OUR CHIEF EXECUTIVE OFFICER

Background

Our shareholders are being asked to approve a binding proposal pertaining to the terms of the annual compensation package for our Chief Executive Officer, Nadav Zafrir, including proposed changes to his cash compensation and an annual equity grant, as detailed below (the “CEO Compensation Package”).

Mr. Zafrir, our Chief Executive Officer since December 2024, has been a key leader in the global cyber security ecosystem for over a decade.  Having lived in New York and Tel Aviv, he is one of the most respected figures within the global CISO community.  He established and led multiple cyber security companies and partnered with the world’s largest security vendors.

Prior to joining Check Point, Mr. Zafrir was the co-founder and Managing Partner of Team8, a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cybersecurity, data, fintech, enterprise software, and infrastructure since 2014. Prior to founding Team8, Nadav spent 20 years in the Israel Defense Forces. He served as Commander of Unit 8200, Israel’s elite military technology unit, where he established the Israel Defense Forces Cyber Command. Further details on Mr. Zafrir’s background are set forth in Item 1 above.

Approval Requirements Under Israeli Law

Under Israel’s Companies Law, any Israeli public company that seeks to approve terms of compensation of a chief executive officer, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Our shareholders are being asked to approve the following CEO Compensation Package.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies, other than in special circumstances prescribed by Israel’s Companies Law. If this proposal is not approved by the affirmative vote of our shareholders as described below, Check Point will not be authorized to provide any equity compensation to its Chief Executive Officer.

Executive Compensation Methodology

As stated in Check Point’s Executive Compensation Policy, which applies to our Chief Executive Officer as well as to our other executives, our Compensation Committee and our Board of Directors believe that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

In support of this goal, Check Point’s executive compensation practices are designed to follow Check Point’s executive compensation methodology and meet the following objectives:

•	ensure that the interests of the executives are closely aligned with the interests of Check Point’s shareholders and oriented towards long-term value creation;

•	emphasize equity compensation and long-term incentives so that executives have an interest in Check Point’s sustained growth and success;

•	motivate the executives to achieve results with integrity and fairness;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short-term and long-term, and recognizes Check Point’s company values; and

•	balance cash- and equity-based rewards for short-term and long-term results, with an emphasis on variable, performance-based equity compensation to ensure sustained business performance over time.

Independent Compensation Advisor

The Compensation Committee directly engaged the services of Compensia, a leading global provider of consulting services relating to human capital and compensation, to ensure that Check Point’s compensation practices are aligned with, and competitive relative to, market practices.  Compensia reported directly to the Compensation Committee and the Compensation Committee determined Compensia to be independent.

Compensia provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Check Point’s executive compensation arrangements relative to that of companies within our peer group.

Peer Group

Our peer group is reviewed and re-assessed periodically by our Compensation Committee with the assistance of Compensia, which is made up of between 15 to 20 companies, that are comparable to Check Point on a range of criteria, including industry (mainly software and IT services), market capitalization, revenue and/or profitability, while taking into account Check Point’s unique position in the industry, being a company that maintains significant high-margin profits and generates significant cash-flow year after year.

The peer group that was in effect when the CEO Equity Grant was reviewed by Compensia, which consists of 17 companies, are listed below:

Akamai Technologies Inc.	Atlassian Corp	Autodesk Inc.
Cloudflare, Inc.	Datadog, Inc.	DocuSign, Inc.
Dynatrace, Inc.	F5, Inc.	Gen Digital Inc.
NICE Ltd.	Nutanix, Inc.	Okta, Inc.
PTC Inc.	SailPoint, Inc.	Tyler Technologies Inc.
VeriSign Inc.	Zscaler, Inc.

In its decision-making, the Compensation Committee considered CEO compensation levels of the peer group, including CEO compensation levels of Israeli-based companies traded on Nasdaq that are included in the peer group. The Compensation Committee determined based upon its review that the proposed CEO Compensation Package was reasonable relative to peer annual CEO compensation levels. The Compensation Committee determined that the proposed CEO Equity Grant links Mr. Zafrir’s compensation to the creation of shareholder value and aligns his compensation with shareholder interests and long-term company value.

Historical CEO Compensation

The following table presents summary information regarding the compensation paid to, or proposed to be paid and earned by, Mr. Zafrir in 2026, 2025 and 2024, and the compensation paid to, or earned by Check Point’s prior CEO in the years ended December 31, 2024 and 2023:

Name	Year	Annual Salary(4)	RSU Awards ($)(5)	PSU Awards ($)(5)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Nadav Zafrir (CEO)	2026 (1)	$486,611	$6,000,000	$4,000,000	$5,000,000	$511,019 (5)	$133,260	$16,130,889
	2025	$451,671	$5,000,000	$4,000,000	$6,000,000	$434,618 (7)	$107,822	$15,994,111
	2024 (2)	$32,904	$4,400,000	$4,000,000 (6)	$6,000,000	N/A	$7,792	$14,440,696
Gil Shwed (previous CEO)	2024 (3)	$18,298	-	-	-	-	$20,528	$38,826
	2023	$18,209	-	-	$22,273,450	-	$9,427	$22,301,087

(1) The calculation is based on the proposed CEO Equity Grant.

(2) Mr. Zafrir joined Check Point on December 1, 2024. Accordingly, the calculation reflects one month of actual cost of the CEO’s 2024 annual salary as paid in NIS and as converted into USD based on the NIS/USD exchange rate as of December 31, 2024, and no non-equity incentive plan compensation was paid with respect to 2024. The calculation for RSUs, PSUs and Options awards reflect 100% of the cost of the CEO stock-based compensation package.

(3) The calculation is based on the period in 2024 until Mr. Shwed ceased to serve as Chief Executive Officer on December 15, 2024, and does not include compensation received in his role as Executive Chair.

(4) The salary and other compensation, including non equity incentive plan compensation, presented in the table for 2023, 2024 and 2025 were paid in NIS and were converted into US$ based on the NIS/US$ exchange rate at the end of the applicable year. In the case of 2026, the amounts are estimated and converted based on an assumed NIS/US$ exchange rate of US$1:NIS 3.00.

(5) Reflects 100% of the expense recorded on the award grant (disregarding the number of years the expense will be recorded in Check Point’s financial statements, and disregarding expenses recorded in the applicable year for awards granted in previous years). Non-Equity Incentive Plan Compensation is based on 100% target achievement, excluding any overachievement, and is calculated on a pro rata basis using the annual target cash bonus of the relevant period.

(6) As of July 16, 2026, PSUs included in this award, representing a grant-date fair value of approximately $0.94 million, have vested.

(7) Reflects the CEO’s 2025 actual cash bonus earned and paid in March 2026, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025

CEO Compensation Package – Summary of Key Terms

•	Cash Compensation. It is proposed that the CEO’s cash compensation package be comprised of an annual salary of NIS 1.5 million (~$500,000) (an increase from NIS 1.44 million (~$480,000)) and an annual cash target bonus of NIS 1.6 million (~$533,333) (an increase from NIS 1.5 million (~$500,000)).

o	The annual cash bonus targets shall be set annually by the Compensation Committee and the Board of Directors in line with Check Point’s Executive Compensation Policy and the performance targets specified in the policy. The maximum bonus can reach up to 200% of the annual base salary.

o	The proposed changes to Mr. Zafrir’s cash compensation reflect an increase to his monthly base salary from NIS 120,000 to NIS 125,000, and an increase to his annual cash target bonus from NIS 1.5 million to NIS 1.6 million.

•	CEO Equity Grant.

o	In 2025, Mr. Zafrir was granted an equity compensation package comprised of (i) an RSU award of $5.0 million to be vested in four annual installments, with $2.0 million vesting after the first year and $1 million vesting in each of the remaining three years, (ii) a PSU award of $4 million subject to achievement of a bookings growth performance criteria set by the Compensation Committee (over a period of four years), and (iii) a stock option award of $6 million vesting in four annual installments.

o	It is proposed that Mr. Zafrir be granted a CEO Equity Grant at the same aggregate dollar value as his 2025 equity compensation package, with similar components, with an adjustment to the allocation among the awards and to the vesting schedule of the RSU award – with $1.0 million of the stock option award shifting to $1.0 million of the RSU award, and with the first-year RSU vesting increased from $2.0 million to $3.0 million.

o	The proposed CEO Equity Grant is comprised of the following elements:

▪	an RSU award of $6.0 million to be vested in four annual installments, with $3.0 million vesting after the first year and $1.0 million vesting in each of the remaining three years;

▪	a PSU award of $4.0 million subject to achievement of a bookings and/or ARR growth performance criteria set by the Compensation Committee (over a period of four years); and

▪	a stock option award to be vested in four annual installments, with a Black-Scholes-Merton value of $5.0 million calculated on the date of grant.

o	The RSU, PSU and Options awards will be granted to Mr. Zafrir on the date of the annual general meeting, calculated based on the closing price of Check Point’s ordinary shares on Nasdaq on such date. The exercise price of the stock options will equal the closing share price on Nasdaq on the date of grant.

o	Special terms: Similar to the 2024 and 2025 equity grants, in the event Check Point initiates a termination of the CEO’s employment in his first 24 months of employment (other than for cause) (i.e., prior to December 1, 2026), then 50% of his unvested RSUs and stock options will vest at the end of his employment. In case of death or permanent disability, 100% of the CEO’s unvested equity awards will vest immediately with any applicable performance conditions deemed to be achieved at target.

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the CEO Compensation Package for Mr. Zafrir, Check Point’s Chief Executive Officer, and recommend that the shareholders approve the CEO Compensation Package.

Proposal

        We are proposing to adopt the following resolution:

RESOLVED, to approve the CEO Compensation Package for Mr. Nadav Zafrir, Check Point’s Chief Executive Officer, upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point and set forth in Item 3 of the Proxy Statement.

Vote Required

See “Required Vote and Quorum” above.

ITEM 4 – PROPOSAL TO APPROVE COMPENSATION FOR THE EXECUTIVE CHAIR OF

THE BOARD OF DIRECTORS

Background

In December 2024, following the appointment of Nadav Zafrir as our Chief Executive Officer, Gil Shwed, our founder and former Chief Executive Officer since Check Point’s inception, became Executive Chair of the Board of Directors. Mr. Shwed’s ongoing long-term active committed contributions have been key to Check Point’s sustained growth and long-term success.

In connection with his role as Executive Chair, our shareholders are being asked to approve the grant of an option award for Mr. Gil Shwed in his role as Executive Chair of the Board.

Mr. Shwed is widely recognized globally as a pioneer in the global cybersecurity industry and is considered the inventor of the modern firewall and has authored several key patents in the cybersecurity industry, such as Check Point’s Stateful Inspection technology.

In line with his prominent role as a leader of Israel’s innovative technology industry, for more than 30 years, Mr. Shwed was granted in 2018 the prestigious Israel Prize for his overall contributions to the Israeli technology industry.

Mr. Shwed’s unique prominent role in Israel has been a key factor to Check Point’s ability to continue to attract and retain leading, innovative R&D experts and software engineers who seek to work and develop under Mr. Shwed’s leadership, and to enable Check Point to preserve its record growth and profits for so many years.

Mr. Shwed has been, and will remain, important to the execution of Check Point’s long-term strategy, and, accordingly, the Nominating, Sustainability and Corporate Governance Committee and our Board appointed Mr. Shwed to fill the role of Executive Chair of the Board after Mr. Zafrir assumed the role of Chief Executive Officer.

Mr. Shwed continues to be actively involved in Check Point − helping to shape Check Point’s strategic future.

Roles and Responsibilities of the Executive Chair

The key responsibilities of Mr. Shwed as Executive Chair are stated below:

•	provide ongoing mentorship and support to the CEO and other senior executives;

•	provide high-level strategic direction and guidance to ensure Check Point’s long-term goals align with its mission and vision;

•	support Check Point’s technology and R&D activities;

•	provide oversight into the development and construction of the new Check Point campus and other Check Point operations;

•	counsel across a wide range of issues facing the business, including corporate strategy, strategic customer and partner relationships, corporate development, market landscape, growth opportunities, and industry developments;

•	support the hiring and retention of key executives, and play a key role in identifying and developing future leaders within the organization to ensure continuity;

•	represent the Company at major industry events, conferences, and public speaking engagements to enhance Check Point’s profile and reputation;

•	be available to shareholders and other key stakeholders for consultation and direct communication, and engage with them on key matters;

•	chair meetings of the Board and facilitate discussions to ensure effective decision-making and governance;

•	meet regularly with the Lead Independent Director and act as a liaison between the Board and management, ensuring clear communication and alignment;

•	preside over annual and special meetings of shareholders;

•	consult with the Nominating, Sustainability and Corporate Governance Committee on candidates for nomination or appointment to the Board and ensure that appropriate committee structure and composition is in place to effectively implement corporate objectives set out by the Board; and

•	provide additional services required by the Board.

Approval Requirements under Israeli Law

Israel’s Companies Law provides that the compensation of our directors, including an Executive Chair, requires the approval of the Compensation Committee, our Board of Directors and our shareholders. This includes cash compensation as well as compensation in the form of equity awards. Accordingly, the proposed option grant to Mr. Shwed for his role as Executive Chair of the Board, which was approved and recommended by our Compensation Committee and our Board of Directors, also requires shareholder approval at the meeting.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this proposal is not approved by the affirmative vote of our shareholders as described below, Check Point will not be authorized to provide any compensation to Mr. Shwed for his role as Executive Chair, and Mr. Shwed’s sole compensation will equal the statutory minimum wage in Israel (approximately $2,150 per month).

Executive Chair Option Award

As stated in Item 3 above under “Executive Compensation Methodology”, our Compensation Committee and our Board of Directors believe that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

In reviewing and setting compensation for Mr. Shwed for the role of Executive Chair, the Compensation Committee considered the scope of Mr. Shwed’s responsibilities as Executive Chair, his continued contributions to shaping our strategy and his critical role in ensuring a smooth leadership transition. The Compensation Committee also consulted with Compensia and reviewed Check Point’s peer group data, as outlined in Item 3 above.

The Compensation Committee’s review of market data, as presented by Compensia, found compensation for Executive Chair roles typically ranges from 45% to 90% of a given company’s CEO total compensation, with the median roughly at 70% of CEO’s total compensation.

The Compensation Committee believes that the proposed simple, straight forward long-term option award is the most effective incentive tool to compensate a long-term market leader and founder like Mr. Shwed, and to motivate him to provide his continued support as Executive Chair and actively work with Mr. Zafrir and other senior leaders to effectively transition Check Point’s leadership.

In making this determination, the Compensation Committee considered the fact that the option award is 100% aligned with Check Point shareholders’ experience and interests, as Mr. Shwed will not realize any gain or compensation if Check Point’s share price does not increase above the exercise price of the options. Further, Mr. Shwed has requested not to be paid any cash or be granted any “in-the-money” restricted shares, RSU, PSU or other full-value awards (which inherently include a guaranteed portion) as part of his compensation package.

The number of ordinary shares subject to the proposed option award (170,000) represents the same number of options granted to Mr. Shwed in 2024 and 2025 for his role as Executive Chair, and 34% of the options granted to Mr. Shwed in 2021, 2022 and 2023 for his role as CEO.  In terms of value, the value of the proposed option award to the Executive Chair is equal to 49% of the value of Mr. Zafrir’s CEO compensation package. For information on Mr. Zafrir’s CEO compensation package, please see the table in Item 3 above under the header “Historical CEO Compensation”.

The expense will be recorded in our financial statements over the four-year vesting period of the option award. Mr. Shwed will only realize an economic gain from such option grant, if the share price increases and exceeds the per share exercise price, irrespective of the Black-Scholes-Merton value of the option granted.

Option Award

The option award will be granted on the date of the meeting, with an exercise price equal to 100% of the closing price for a Check Point ordinary share on Nasdaq on the date of grant. The options shall vest in four equal installments over four years (12, 24, 36 and 48 months from the grant date), provided Mr. Shwed is engaged by Check Point (whether as Executive Chair or other role designated by the Board) on the relevant vesting dates.

Based on an assumed exercise price of $131.08 (equal to the average closing price for a Check Point ordinary share on Nasdaq during the 20 trading days ending July 16, 2026), the Black-Scholes-Merton value of such option award would have been approximately $7.8 million. The expense will be recorded in our financial statements over the four-year vesting period of the option award. Mr. Shwed will only realize an economic gain from such option grant, if the share price increases and exceeds the per share exercise price, irrespective of the Black-Scholes-Merton value of the option granted.

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the option award grant to Mr. Shwed for his role as Executive Chair and recommend that the shareholders approve the proposed grant.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the grant to Gil Shwed of an option to purchase 170,000 ordinary shares with a per share exercise price equal to 100% of the closing price for a Check Point ordinary share on Nasdaq on the date of grant and upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point and set forth in Item 4 of the Proxy Statement, be, and it hereby is, approved.

Vote Required

See “Required Vote and Quorum” above.

ITEM 5 – PROPOSAL TO APPROVE COMPENSATION FOR THE LEAD

INDEPENDENT DIRECTOR

Background

Our shareholders are being asked to approve an increase in the compensation for Mr. Yoav Chelouche, our Lead Independent Director since 2024, in order to reflect the expanded responsibilities associated with such role.

Approval Requirements Under Israeli Law

Under Israel’s Companies Law, the compensation of directors requires the approval of the Compensation Committee, our Board of Directors and our shareholders. Accordingly, the proposed increase to Mr. Chelouche’s compensation as Lead Independent Director, which was approved and recommended by our Compensation Committee and our Board of Directors, also requires shareholder approval at the meeting.

In addition, this proposal constitutes an amendment to the Company’s Executive Compensation Policy to reflect the automatic annual option grant to the Lead Independent Director. Accordingly, this proposal requires approval with the majority required for an amendment to the Executive Compensation Policy under Israel’s Companies Law.

Current Compensation for Non-Employee Directors

We currently pay each of our non-executive directors an annual cash retainer of $40,000 for the services provided to our board of directors and an annual cash retainer of $7,500 for each committee membership. In addition, we pay the Lead Independent Director an annual cash retainer of $35,000, the chair of our audit committee an annual cash retainer of $7,500 and the chair of each of our nominating, sustainability and corporate governance committee and compensation committee an annual cash retainer of $2,500.

In accordance with our policies approved by the shareholders, each non-employee director who is first elected or appointed to the Board of Directors is granted an option to purchase 25,000 ordinary shares and restricted share units (RSUs) with a value of $200,000 on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. In addition, on the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting is granted an option to purchase an additional 5,000 ordinary shares and RSUs with a value of $150,000, of which 50% vest six months after the grant date, 25% vest nine months after the grant date, and another 25% vest on the day immediately prior to the annual general meeting of the following year. The Compensation Committee and Board of Directors are authorized to adjust the cash and equity components of the non-executive directors compensation package, provided that the overall cost of the non-executive directors compensation package is not increased.

No additional equity grants have been provided to date to the lead independent director.

Proposed Lead Independent Director Compensation

It is proposed that, in addition to the equity compensation granted to all non-executive directors as described above, the Lead Independent Director shall receive an automatic annual grant of 10,000 options to purchase ordinary shares on the date of each annual general meeting of shareholders. Such options shall be granted with the same grant and vesting terms as the options granted to non-executive directors (i.e., 50% vesting six months after the grant date, 25% vesting nine months after the grant date, and another 25% on the day immediately prior to the annual general meeting of the following year), with an exercise price equal to the closing price of Check Point’s ordinary shares on Nasdaq on the date of grant.

The proposed annual equity grant to the Lead Independent Director is intended to recognize Mr. Chelouche’s substantial contributions as Lead Independent Director, the leadership he has demonstrated in matters of corporate governance, and the significant time commitment associated with fulfilling the responsibilities of this role, both to date and on an ongoing basis. The grant further reflects the Company’s appreciation for his leadership, active involvement, and continued dedication to advancing the Company’s success, and is designed to support and incentivize his sustained commitment to the role going forward.

No change is proposed to the Lead Independent Director’s current annual cash retainer of $35,000, as approved by the shareholders in 2024.

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the proposed increase to the compensation of Mr. Chelouche for his role as Lead Independent Director and recommend that the shareholders approve the proposed compensation and to amend the Company’s Executive Compensation Policy to reflect such compensation.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, to approve the Compensation Package for Mr. Yoav Chelouche, Check Point’s Lead Independent Director, and to amend the Company’s Executive Compensation Policy to reflect such Compensation Package, upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point and set forth in Item 5 of the Proxy Statement.

Vote Required

See “Required Vote and Quorum” above.

Stock Ownership Guidelines for Directors and Executive Officers

Pursuant to the Stock Ownership Guidelines adopted by our Compensation Committee and Board of Directors, our directors and executive officers are required to beneficially own Check Point securities in excess of the following thresholds:

-	Each non-executive director is required to beneficially own Check Point securities (vested and unvested) equal to 5X the annual non-executive director’s cash retainer.

-	Check Point’s Chief Executive Officer is required to beneficially own Check Point securities equal to $4.5 million.

-	Each Check Point executive officer (other the CEO) identified in Item 6A of Check Point’s Annual Report on Form 20-F is required to beneficially own Check Point securities equal to his or her annual base salary.

Each director and executive officer has a five-year transition period to comply with the stock ownership guidelines.

Additional Information

As of June 30, 2026, the number of company equity awards outstanding was 6.0% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under our equity incentive plans for outstanding awards granted under the equity incentive plans as of such date.

In connection with their review, our Compensation Committee and our Board of Directors further confirmed that, it is the intention of Check Point that the number of company equity awards outstanding shall continue in the future not to exceed 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the equity incentive plans for outstanding awards granted under the equity incentive plans as of such date.

Check Point is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. Check Point fulfills these requirements by filing reports with the U.S. Securities and Exchange Commission (the “SEC”). Check Point’s filings with the Securities and Exchange Commission are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, Check Point is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that Check Point is subject to those proxy rules.

SHAREHOLDER Proposals for 2027 Annual general meeting OF SHAREHOLDERS

Under Israel’s Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, and provided further that in case such proposal relates to the appointment or removal of a director, the required shareholding threshold for such a request shall be at least 5% of the company’s outstanding voting rights. To be considered for inclusion in the company’s proxy statement for our 2027 annual general meeting of shareholders pursuant to Israel’s Companies Law, shareholder proposals must be in writing and must be properly submitted to 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law. The written proposal must be received by Check Point not less than 90 calendar days prior to the first anniversary of the 2026 Annual General Meeting of Shareholders (i.e., no later than June 4, 2027; provided that if the date of the 2027 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2026 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2027 annual general meeting of shareholders).

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2027 will include (1) the election (or reelection) of directors; (2) the ratification of the appointment (or reappointment) of our auditors; and (3) presentation and discussion of the financial statements of Check Point for the year ended December 31, 2026, and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2027 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided and that the shareholder meets the minimum holding requirements specified in Israel’s Companies Law for submitting a proposal and, if applicable, a proposal to nominate a director, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company. We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2027 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice and Announcement of General Meetings and Class Meetings in a Public Company and the Addition of an Item to the Agenda), 5760-2000, as amended.

By Order of the Board of Directors.

/S/ GIL SHWED
GIL SHWED
Executive Chair of the Board of Directors

Dated: July 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Shira Yashar
Name:	Shira Yashar
Title:	General Counsel

Date: July 22, 2026

CHECK POINT SOFTWARE TECHNOLOGIES LTD. ATTN: LEGAL DEPARTMENT 5 SHLOMO KAPLAN STREET TEL AVIV 6789159, ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Daylight Time on September 1, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T02315-P55794 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

The Board of Directors recommends you vote FOR the following proposals:

1.	Election of Directors
			For	Against	Abstain			For	Against	Abstain
	1a.	Gil Shwed	☐	☐	☐	2.	To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accounting firm for 2026.	☐	☐	☐

	1b.	Nadav Zafrir	☐	☐	☐	3.	To approve the compensation for Check Point’s Chief Executive Officer.	☐	☐	☐

	1c.	Tzipi Ozer-Armon	☐	☐	☐	4.	To approve the compensation for Check Point’s Executive Chair of the Board.	☐	☐	☐

	1d.	Dr. Tal Shavit Shenhav	☐	☐	☐	5.	To approve compensation for Check Point's Lead Independent Director.	☐	☐	☐

	1e.	Jill D. Smith	☐	☐	☐

	1f.	Yoram Tietz	☐	☐	☐

	1g.	Jerry Ungerman	☐	☐	☐

			Yes	No
Please indicate if you plan to attend this meeting.			☐	☐

NOTE: Please sign exactly as your name or names appear(s) on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Annual General Meeting of Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

SEPTEMBER 2, 2026

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

A proxy card will not be considered unless it is received by Check Point at its principal executive offices at the address that appears on the reverse side of this proxy card, or at the offices of Check Point's registrar and transfer agent, by

SEPTEMBER 2, 2026 at 6:59 A.M. Israel Time, which is SEPTEMBER 1, 2026 at 11:59 P.M. Eastern Daylight Time.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Proxy Statement is available at www.proxyvote.com.

Please detach along perforated line and mail in the envelope provided

 T02316-P55794

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 2, 2026

The undersigned shareholder of Check Point hereby appoints GIL SHWED, NADAV ZAFRIR and ROEI GOLAN, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of Check Point that the undersigned is entitled to vote at Check Point's Annual General Meeting of Shareholders to be held at Check Point's principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, on Wednesday, September 2, 2026, at 5:00 P.M. (Israel Time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR items 1, 2, 3, 4 and 5.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for Items 3 and 5 is deemed to confirm to Check Point that such shareholder does not have a personal interest in such items and is not a controlling shareholder, unless such shareholder had delivered to us a notice in writing stating otherwise, no later than September 2, 2026 at 6:59 A.M.(Israel time), which is September 1, 2026 at 11:59 P.M. (Eastern daylight time), to the attention of Check Point’s General Counsel, at its registered office in Israel, 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Continued and to be signed on reverse side